EXHIBIT 99.1

Release: Immediate

CANADIAN PACIFIC RESPONDS TO ISS REPORT

Believes ISS Report Contains a Number of Statements and Comparisons that are
Inaccurate or Misleading

CALGARY (AB) – May 7, 2012 – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) posted a response to Institutional Shareholder Services’ (“ISS”) recent M&A Edge report related to the CP proxy contest on its web site.  Highlights from the response include:

—	ISS operates from a false premise and maintains a double standard with respect to CP's Multi-Year Plan and Pershing Square's failure to provide any strategic or operational plan,
—	ISS fails to take into account the development and aggressive and successful execution of the Company’s Multi-Year Plan,
—
ISS has failed to recognize the risk to shareholder value and the delay to the continued execution of the Multi-Year Plan related to Pershing Square’s proposal to replace CP’s current CEO, Fred Green, with Hunter Harrison,

—
ISS attacks the Board’s decision to commission the Oliver Wyman report in response to Pershing Square’s CEO ultimatum and unrealistic OR target of 65 by 2015, while overlooking the flaws in Pershing Square’s thesis,

—	ISS’s flawed justifications for recommending the Pershing Square nominees are based on incorrect and incomplete information and reflect a lack of objectivity,
—	The ISS report contains a number of errors,
—	Having failed to present to CP shareholders a balanced analysis of the opportunities and risks before the Company, ISS puts forward spurious reasons to vote against CP’s directors, and
—
The dissemination of the ISS report to the media prior to receipt by the company and certain ISS subscribers reflects poorly on ISS's professionalism and, by extension, on the recommendation put forward by ISS.

The full text of the Company’s response is below:

Response to Recent ISS Report on Canadian Pacific

Canadian Pacific believes that the ISS report on the CP proxy contest contains a number of statements and comparisons that are inaccurate or misleading.  The rationale put forward by ISS to justify its support for all seven Pershing Square nominees does not take into account the progress CP has made in its successful execution of the Company’s Multi-Year Plan. Additionally, CP is concerned that ISS’s recommendation does not recognize the inherent risk to shareholder value related to Pershing Square’s proposal to replace CP’s current CEO, Fred Green, with Hunter

Harrison.  Mr. Harrison, as the 67 year old former CEO of Canadian National Railway Company (“CN”), is well known to the CP Board and the Board has serious questions about his track record in customer and regulatory relations while at CN.  This response highlights some of the flaws that CP sees in the ISS report.

CP notes that this is not the first time that ISS has been the subject of criticism for its lack of thorough analysis and objectivity.  CP also notes that, in previous years, ISS has consistently recommended in favour of all CP directors, including those that it recommends against in its latest report.  As such, all CP shareholders that subscribe to ISS should do their own due diligence regarding Pershing Square’s claims and the facts before deciding how to cast their votes.

1.	ISS operates from a false premise and maintains a double standard with respect to CP’s Multi-Year Plan and Pershing Square’s failure to provide any strategic or operational plan.

In its M&A Edge report, ISS states, “This proxy contest is ultimately less about running a railroad than it is about credibility and expectations.”  Even to the most casual observer, it must be objectively clear that this proxy contest is very much about running a railroad.  As such, it is of serious concern to the Company that ISS openly accepts the fact that Pershing Square’s nominees have failed to provide any strategic or operational plan that would lead to an improved operating ratio (“OR”), stating “ISS does not require a plan of action, nor that the dissidents prove their plan is preferable to the incumbent plan.”  ISS does, however, devote considerable time to criticizing CP’s plan, for example the essential replacement of locomotives by CP, despite the fact that ISS has no railroad expertise or evidence with which to support this criticism.

Putting to one side that ISS is not qualified to make judgments on running a railroad, it is clear that ISS is maintaining a double standard in its discussion of credibility and expectations.  In addition to giving Pershing Square a free pass on having no plan, ISS overlooks the fact that Pershing Square has backed-off its unsupported projections of a mid-sixties OR by 2015 that served as a basis for its demand that CP replace its CEO.  In fact, ISS tests neither Pershing Square’s credibility in making this claim nor what expectations CP shareholders should have of the Pershing Square projections materializing should ISS’s recommendation in favour of all seven Pershing Square nominees be followed.

2.	ISS fails to take into account the development and aggressive and successful execution of the Company’s Multi-Year Plan.

The CP Board has overseen the development of the Multi-Year Plan, which is specifically designed to drive maximum shareholder value from CP’s unique franchise.  The CP management team is aggressively and successfully executing on this plan, which has enabled CP to narrow the Company’s target OR range from the low 70’s to 70 - 72 per cent for 2014.  Recently, further success and a clear line of sight to new growth opportunities allowed CP to extend the Multi-Year Plan out by two additional years with a target OR range of 68.5 - 70.5 per cent for 2016.

CP posted strong financial results for the first quarter of 2012, providing evidence that the operational successes and record operating metrics resulting from the execution of the plan are beginning to translate into financial results and creating significant shareholder value.  Notably, versus the first quarter of 2011, in the first quarter of 2012: total revenues were $1.4 billion, an increase of $213 million; operating income was $274 million, an increase of $165 million; operating ratio was 80.1 per cent, an improvement of 1,050 basis points; net income was $142 million, an increase of $108 million; and diluted earnings per share were $0.82 per share, an increase of $0.62 per share.

CP believes that the ISS report fails to recognize the improved results driven by the successful execution of the Multi-Year Plan.

Key operating metrics such as train speed, terminal dwell, car velocity and active cars online began to show significant improvement back in the second quarter of 2011, and CP has now delivered four consecutive quarters of sustained operational improvement and achieved records in a number of operating metrics in the fourth quarter of 2011 and the first quarter of 2012.

Clearly, CP’s record operating metrics are evidence that the Multi-Year Plan is working and is beginning to deliver improved financial results.

The continued successful execution of the Multi-Year Plan by the CP management team will drive further financial improvement, further OR improvement and further shareholder value creation.  ISS has failed to take into full account these improvements and the shareholder value inherent in the continued execution of the Multi-Year Plan by the Company’s management team, led by CEO Mr. Green.

3.
ISS fails to recognize the risk to shareholder value and the delay to the continued execution of the Multi-Year Plan related to Pershing Square’s proposal to replace CP’s current CEO, Fred Green, with Hunter Harrison.

Pershing Square’s campaign to replace CP CEO, Mr. Green, with Mr. Harrison has been based on Pershing Square and Mr. Harrison’s unsupported assertions that Mr. Harrison can improve CP’s OR to 65 per cent by 2015.  Despite Pershing Square’s OR projections, which represent a rate of OR improvement that has never been accomplished by any railroad management team, neither Pershing Square nor Mr. Harrison has presented a credible, detailed plan to achieve the targets they have set forth.

Given the results driven by the successful execution of CP’s Multi Year Plan, the CP Board unanimously believes that ISS has ignored the reality that Pershing Square’s demand that CP replace the Company’s CEO with Mr. Harrison would delay and damage CP’s value-generating plan, and put the progress and momentum the Company has built at significant risk.  By his own admission, Mr. Harrison has noted that if he were installed as CEO, it would take him some 18 months to get his team in place, develop a plan and begin to “move the needle.”  Regardless of whether the four-year timeframe for OR improvement cited by Mr. Ackman begins at the beginning, sometime in the middle, or after that 18 month period has elapsed, the fact is that CP’s management team’s successful execution of the Multi-Year Plan is already “moving the needle,” and any disruption of that execution caused by the installation of Mr. Harrison as CEO would be detrimental to the enhanced creation of shareholder value.

Additionally, Pershing Square’s statements that the bulk of its OR improvement projections are based on cost-cutting display a fundamental misunderstanding of CP’s business and of the fact that CP has maintained operating expense unit costs comparable to CN since 2006, excluding legacy pension expense.  This misunderstanding is not taken into consideration by ISS, and represents additional risk to all CP shareholders.  The bottom line is that CP cannot cut its way to growth.  It must invest to grow, which ISS and Pershing Square have utterly failed to grasp.  This is why a vote for Pershing Square and Mr. Harrison is a vote for risk and disruption.

ISS has ignored Pershing Square’s lack of a concrete plan to drive enhanced shareholder value, and its recommendation fails to take into account the significant risk involved with Pershing Square’s proposal to replace Mr. Green with Mr. Harrison.

4.
ISS attacks the Board’s decision to commission the Oliver Wyman report in response to Pershing Square’s CEO ultimatum and unrealistic OR target of 65 by 2015, while overlooking the flaws in Pershing Square’s thesis.

Pershing Square has admitted that its plan amounts to nothing more than replacing one CEO with another.  Without the benefit of any other details, Pershing Square promised CP shareholders a doubling of CP’s share price in three years.  The explicit assumption underpinning this promise is an OR of 65 by 2015 - a level of performance achieved by only one Class I railroad despite the concerted efforts of the many talented management teams who have managed Class I railroads.  Clearly then, there is something unique about CN’s franchise, as the only Class I railroad where an OR of 65 has been achieved, that warrants examination.  The ISS report fails to consider this issue, despite its obvious relevance.  In fact, ISS attacks the CP Board’s efforts to understand whether the thesis behind Pershing Square’s CEO ultimatum had a basis in reality.

The facts about the Board’s commissioning of the Oliver Wyman report are as follows:  In order to provide shareholders with an independent assessment of the differences between rail franchises, CP's Board of Directors engaged the services of Oliver Wyman, a highly qualified Industry consultant, and shared its findings at its March Investor Day.  This work, coupled with the extensive details of CP’s Multi-Year Plan, provided shareholders with the data needed to make a proper and informed decision about the two distinctly different views of CP's near term potential.

Consistent with its superficial analysis, ISS casually dismisses both the Multi-Year Plan and the conclusions of a highly respected, independent consultant as evidence of the "CP team reaching detente with its Operating Ratio," despite CP’s publicly stated targets and clear evidence of progress towards those targets.

5.	ISS’s flawed justifications for recommending the Pershing Square nominees are based on incorrect and incomplete information and reflect a lack of objectivity.

ISS represents itself as a provider of objective research and analysis.  However, CP believes that, in recommending that shareholders support all seven of Pershing Square’s nominees, ISS overlooks important facts and fails to consider the lack of experience of several of the Pershing Square nominees.  In one case, ISS contradicts statements made in its own report in order to justify its conclusions.  CP highlights the following examples:

ISS recommends shareholders vote for Pershing Square nominees Rebecca MacDonald and Paul Haggis to “restore board leadership and imbue a sense of accountability to shareholders.”

CP notes that, by her own admission, Rebecca MacDonald has no relevant industry experience.  At Pershing Square’s “town hall” meeting on February 6, 2012, Ms. MacDonald admitted “…I have to be honest with you.  I know nothing about railroad business.”

ISS notes that Mr. Haggis, as CEO of OMERS, “drove a re-evaluation of its real estate, infrastructure and private equity assets, resulting in a $600 million write down.”  As reported in an April 3, 2008 article in The Globe and Mail titled “Who considered the public interest on a $4-million payout?”, “Sid Ryan, president of the Ontario division of the Canadian Union of Public Employees (whose members represent 45 per cent of the plan's 380,000 members), said ‘in essence, he was fired by the board.’”  Shareholders should consider whether a CEO who was reportedly fired by his Board of Directors after just 3 ½ years is the right choice to “restore board leadership and imbue a sense of accountability to shareholders.”

ISS recommends shareholders vote for Pershing Square nominees Gary Colter and Dr. Anthony Melman for “their strategic experience, particularly as it applies to corporate turnarounds.”

Neither Mr. Colter nor Mr. Melman has the deep operational expertise possessed by many of the CP directors.  To reference only those directors specifically recommended against by ISS, John Cleghorn ran the Royal Bank of Canada, Tim Faithfull ran Shell Canada Limited, Fred Green is running CP, Ed Harris was COO of both CP and CN, Roger Phillips ran IPSCO Inc. and Michael Phelps ran Westcoast Energy Inc.

ISS recommends shareholders vote for Pershing Square nominee Stephen Tobias for his “railway operating experience.”

There is no shortage of railway operating experience on CP’s Board.  Three of CP’s director nominees – Fred Green, Tony Ingram and Ed Harris – possess decades of railroad operating experience, including at CN.  In addition to serving as CEO, Mr. Green has filled a number of executive roles at CP, including that of COO.  Messrs. Ingram and Harris, who were added to CP’s Board in December 2011, have senior operating experience at four of the seven Class I railroads in North America.  Given the clear evidence that CP’s Board already possesses an enviable level of railroad operating experience, the addition of Mr. Tobias to the Board is simply unnecessary.

ISS recommends shareholders vote for Pershing Square nominee Paul Hilal for his “knowledge of the industry and its opportunities.”

Shareholders should note that in its report, ISS itself concedes that Mr. Hilal has “no railroad experience.”  Though Mr. Hilal’s own biographical information in Pershing Squares proxy circular claims that he “has extensive railroad expertise”, the only evidence the biography contains to support this is a reference to his brief stint accompanying Mr. Harrison to shareholder meetings.

CP believes that ISS’s justifications for recommending that shareholders elect the Pershing Square nominees are flawed, and do not fully reflect the facts.

Importantly, given the nature of ISS’s own justifications, it seems clear that the CP director nominees are superior to those of Pershing Square.

6.	Having failed to present to CP shareholders a balanced analysis of the opportunities and risks before the Company, ISS puts forward spurious reasons to vote against CP’s directors.

As noted earlier in this response, ISS’s recommendations are - in the end - rationalized by the most stunning of statements.  Confronted with a large number of "inconvenient truths" such as Pershing Square’s unsupported promise to shareholders without a plan, a large amount of information on the public record disproving Pershing Square’s criticisms of CP’s management and nullifying the critical elements of its own "investment thesis," and the clear evidence of the success of the Multi-Year Plan, under the close monitoring of highly knowledgeable incumbent Board members, ISS claims "this proxy contest is ultimately less about running a railroad than it is about credibility and expectations."  On the basis of this statement, ISS would have you believe the interests of shareholders are best served by voting against directors with deep, relevant Company and Industry knowledge and for others who have - on the public record - admitted they know nothing of this business, its challenges or its opportunities.  Consider the following:

ISS Claim:  Shareholders should not vote for Fred Green, John Cleghorn and Tim Faithfull due to their alleged failure ‘to provide effective leadership and accountability to shareholders in their respective roles…’

Fact:  ISS ignores that, under Mr. Green’s leadership, CP has expanded its presence in emerging markets, such as energy, and now reliably moves large volumes of crude by rail into the Gulf, the Midwest, the US Northeast, eastern Canada and the west coast.  CP’s market development in energy will provide up to $400 million in new annual revenues over the next three to four years.  Under Mr. Green’s leadership, CP’s management team has developed long-standing relationships with customers, government and regulatory officials, and members of the communities in which the Company operates, which are of great value to CP and its shareholders.

Importantly, Mr. Green is leading the aggressive and successful execution of the Multi-Year Plan.  Mr. Green is the architect of the Plan, which has been specifically designed to generate the best possible operational and financial results from Canadian Pacific’s unique assets and circumstances.  The Plan has been driving sustained and record operating results over the past several quarters, and, as noted above, the first quarter of 2012 indicates that those operational successes are translating into improved financial results – financial results that the Company expects will be sustained and will drive shareholder value going forward.

ISS also fails to consider that the CP Board has overseen the development and implementation of CP’s Multi-Year Plan.  The entire CP Board of Directors is diligently monitoring the execution of the Plan, and is holding the management team accountable for the results.  ISS targets certain individual directors, but the entire Board takes responsibility for CP’s Multi-Year Plan development and oversight of its successful implementation including through difficult times such as the recession of 2008/2009, the winter of 2010 and the spring of 2011.

ISS unfairly calls for shareholders to withhold their votes from Messrs. Faithfull and Harris because, in ISS’s view, these directors failed to exercise oversight and accountability on operating performance of management.  This is completely unfounded as the individual responsibility of Messrs. Faithfull and Harris for oversight of operations, distinct from the rest of the CP Board, only began in December 2011, when operations oversight was given by the Board to the newly constituted Safety, Operations and Environment Committee (“SOE”).  Prior to that time, the entire Board was responsible for operations oversight.  This was made clear to ISS during the Company’s presentation to ISS and is readily available public information.  Since December 2011, operating metrics have been excellent, in some cases at record levels and superior to CN.

ISS Claim:  Shareholders should not vote for Mr. Harris, allegedly “for the strange and ultimately unnecessary governance issue raised by taking a Board seat to ‘oversee’ the performance of the CEO he had just recently reported to.”

Fact:  ISS overlooks the value that Mr. Harris, as a seasoned railroad executive, brings to the CP Board.  Mr. Harris has over 44 years of railroad experience, and has led operations at both CP and CN.  Given his experience at each of these railroads, he is an important member of the CP Board and the SOE Committee, and has been a valuable asset in providing insight to the rest of the Board and the

CP management team regarding the railroad industry as well as helping oversee the successful execution of the Multi-Year Plan.

Furthermore, in a letter from Pershing Square to CP dated January 3, 2012, Pershing Square said that it agreed “wholeheartedly” with CP’s decision to add Mr. Ingram and Mr. Harris to the Board, stating that “they both bring valuable railroad industry expertise.”

ISS Claim:  Shareholders should not vote for Roger Phillips for reaching the Board’s mandatory retirement age, ISS recommends, and shareholders should not vote for Michael Phelps, ISS alleges, ‘whose long tenure has not helped shareholders avoid the long decline relative to peers and the company’s potential.’

Fact:  ISS’s recommendation that shareholders withhold their vote from Messrs. Phillips and Phelps on the basis of long board tenure does not withstand close scrutiny.  Each of these directors, as former public company CEOs of, respectively, IPSCO, a major North American steel manufacturing company, and Westcoast Energy, at the time of Mr. Phelps’s tenure one of the largest natural gas infrastructure companies in Canada, have substantial relevant experience.  Each has contributed significant leadership to the Board.  Mr. Phelps, as Chairman of the Board’s Management Resources and Compensation Committee, has publicly expressed the Board’s resolve to hold CP’s management team accountable for the continued success of the Multi-Year Plan, saying at CP’s 2012 Investor Day, “The expectation is of a significant, measurable, evident, continuous improvement, or else... We understand the expectations from the marketplace and we expect to see improvement.”

7.	The ISS report contains a number of errors.

The ISS report contains numerous inaccuracies throughout.  Among others, ISS misrepresents CP’s management recommendations for director nominees, creates a peer group for CP that is not comprised of CP’s listed Class I peers and gets the location of the Company’s annual meeting of shareholders wrong.  To set the record straight, the Company does NOT recommend CP shareholders vote for Pershing Square nominee Gary Colter, and does recommend that shareholders vote FOR all 16 director nominees nominated by the CP Board.  CP also calls into question why ISS would classify Bombardier, Canadian Tire Corporation or Methanex as peers to CP.  Lastly, CP clarifies that its annual meeting of shareholders will be held at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, and not at the Fairmont Palliser Hotel, as suggested by ISS in their report.

8.
The dissemination of the ISS report to the media prior to receipt by the Company and certain ISS subscribers reflects poorly on ISS’s professionalism and, by extension, on the recommendation put forward by ISS.

On May 3, 2012, The Globe and Mail posted an article publishing ISS’s conclusions and recommendations before the report was released to all ISS subscribers.  CP became aware of ISS’s analysis through this media outlet, which is clearly inappropriate for a leading proxy advisory firm.  The Company believes this reflects poorly on ISS and that CP shareholders should take this into account when considering whether to rely on the ISS recommendation.

CP recommends that shareholders use the WHITE universal proxy to select the 16 best directors to comprise the new Board.  The 16 individuals with the most votes, out of the total of 22 individuals put forward by CP and Pershing Square, will comprise the Board elected at the annual meeting.  Shareholders who wish to vote for some, but not all seven, of the Pershing Square nominees are encouraged to use the WHITE universal proxy.

Shareholders are encouraged to visit www.CPonTrack.com to access the Company's Management Proxy Circular and for more information about CP, the CP management team and its value-generating Multi-Year Plan.

If you have any questions about the information contained in this document or require assistance in completing your WHITE universal proxy, please contact our proxy solicitation agents:

TOLL FREE - 1-866-374-9187 or International Toll Free Number (outside Canada and U.S.): 1-866-682-6148	TOLL FREE 1-800-322-2885 or (212) 929-5500 (Call Collect)
email: askus@georgeson.com	email: proxy@mackenziepartners.com

Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies.  This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance.  Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information.  Forward-looking information is not a guarantee of future performance.  By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes.  The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.  Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.  Readers are cautioned not to place undue reliance on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP.  Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPonTrack.com for a copy of CP’s Management Proxy Circular and to see how Canadian Pacific is further driving shareholder value.

Contacts:

Media
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Tel.:  612-849-4717
24/7 Media Pager: 855-242-3674
email: Ed greenberg@cpr.ca

Investment Community
Janet Weiss
Tel.: 403-319-3591
email: investor@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Tim Lynch / Jed Repko
Tel.: 212-355-4449